CUSIP NO. 16954L105	13D	Page 1 of 14

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 2)

China Online Education Group

(Name of Issuer)

American Depositary Shares (ADS), each representing

Fifteen Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

16954L105

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

550 Allerton Street, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 16954L105	13D	Page 2 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Fund, L.P. (“Turbo Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

11,184,217 Class A ordinary shares, except that DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”), the general partner of Turbo Fund, and DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”), the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”) and Jason Krikorian (“Krikorian”), the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

11,184,217 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,184,217
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	13.5%*
12	TYPE OF REPORTING PERSON*	PN

*Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the United States Securities and Exchange Commission (the “SEC”) on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 3 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Affiliates Fund, L.P. (“Turbo Affiliates Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

657,888 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

657,888 Class A ordinary shares, except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	657,888
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.8%*
12	TYPE OF REPORTING PERSON*	PN

* Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 4 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

11,842,105 Class A ordinary shares of which 11,184,217 shares are held by Turbo Fund and 657,888 shares are held by Turbo Affiliates Fund.  Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

11,842,105 Class A ordinary shares of which 11,184,217 shares are held by Turbo Fund and 657,888 shares are held by Turbo Affiliates Fund.  Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,842,105
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.3%*
12	TYPE OF REPORTING PERSON*	PN

* Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 5 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
11,842,105 Class A ordinary shares of which 11,184,217 shares are held by Turbo Fund and 657,888 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to vote these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
11,842,105 Class A ordinary shares of which 11,184,217 shares are held by Turbo Fund and 657,888 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to dispose of these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,842,105
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	14.3%*
12	TYPE OF REPORTING PERSON*	OO

* Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share.

CUSIP NO. 16954L105	13D	Page 6 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

58,703,507 Class B ordinary shares, except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

58,703,507 Class B ordinary shares, except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,703,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	41.5%*
12	TYPE OF REPORTING PERSON*	PN

*Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. . Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,507 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.2%.

CUSIP NO. 16954L105	13D	Page 7 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

58,703,507 Class B ordinary shares all of which are directly owned by Hybrid Fund.  Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

58,703,507 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,703,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	41.5%*
12	TYPE OF REPORTING PERSON*	PN

*Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,507 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.2%.

CUSIP NO. 16954L105	13D	Page 8 of 14

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
58,703,507 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to vote these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
58,703,507 Class B ordinary shares all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	58,703,507
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	41.5%*
12	TYPE OF REPORTING PERSON*	OO

*Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,507 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 19.2%.

CUSIP NO. 16954L105	13D	Page 9 of 14

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		70,545,612 ordinary shares, of which 11,184,217 are Class A ordinary shares directly owned by Turbo Fund, 657,888 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 58,703,507 are Class B ordinary shares directly owned by Hybrid Fund. Chao is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		70,545,612 ordinary shares, of which 11,184,217 are Class A ordinary shares directly owned by Turbo Fund, 657,888 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 58,703,507 are Class B ordinary shares directly owned by Hybrid Fund. Chao is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	70,545,612
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	50.0%*
12	TYPE OF REPORTING PERSON*	IN

*Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,507 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 23.1%.

CUSIP NO. 16954L105	13D	Page 10 of 14

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		70,545,612 ordinary shares, of which 11,184,217 are Class A ordinary shares directly owned by Turbo Fund, 657,888 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 58,703,507 are Class B ordinary shares directly owned by Hybrid Fund. Krikorian is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		70,545,612 ordinary shares, of which 11,184,217 are Class A ordinary shares directly owned by Turbo Fund, 657,888 are Class A ordinary shares owned directly by Turbo Affiliates Fund, and 58,703,507 are Class B ordinary shares directly owned by Hybrid Fund. Krikorian is a director of each of Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	70,545,612
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	50.0%*
12	TYPE OF REPORTING PERSON*	IN

*Based on 82,803,863 Class A ordinary shares outstanding as of December 31, 2018, as set forth in the Issuer’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the SEC on April 23, 2019. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i)(D), the percentage in Row 11 is calculated using the outstanding Class A ordinary shares only (assuming conversion of the 58,703,507 Class B ordinary shares held by Hybrid Fund).  If the outstanding number of shares included both Class A and B ordinary shares, this percentage would be 23.1%.

CUSIP NO. 16954L105	13D	Page 11 of 14

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 2 supplements and amends the Schedule 13D that was originally filed on June 15, 2016, as amended by Amendment No. 1 filed on February 11, 2019 (the “Original Schedule 13D”) to reflect changes resulting solely from the impact of changes in the number of outstanding Class A ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Online Education Group, a Cayman Islands company (the “Company”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 2 have the meanings ascribed to them in the Original Schedule 13D. The Company’s principal executive offices are located at 6th Floor Deshi Building North, Shangdi Street, Haidian District, Beijing 100085, People’s Republic of China 8610-56928909.

The Company’s American depositary shares (the “ADSs”) each represent fifteen Class A ordinary shares. The Reporting Persons (as defined below) beneficially own ordinary shares of the Company.

ITEM 2.	IDENTITY AND BACKGROUND.

(a-c, f) This Schedule 13D is being filed on behalf of: (i) DCM Ventures China Turbo Fund, L.P., a Cayman Islands exempted limited partnership (“Turbo Fund”), (ii) DCM Ventures China Turbo Affiliates Fund, L.P., a Cayman Islands exempted limited partnership (“Turbo Affiliates Fund”), (iii) DCM Hybrid RMB Fund, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund”), (iv) DCM Turbo Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Turbo Fund DGP”), (v) DCM Turbo Fund International, Ltd., a Cayman Islands exempted company (“Turbo Fund UGP”), (vi) DCM Hybrid RMB Fund Investment Management, L.P., a Cayman Islands exempted limited partnership (“Hybrid Fund DGP”), (vii) DCM Hybrid RMB Fund International, Ltd., a Cayman Islands exempted company (“Hybrid Fund UGP”), and (viii) K. David Chao (“Chao”), a citizen of Japan, and (ix) Jason Krikorian (“Krikorian”), a citizen of the United States, (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”).

Turbo Fund, Turbo Affiliates Fund and Hybrid Fund are venture capital funds. Turbo Fund DGP is the general partner of each of Turbo Fund and Turbo Affiliates Fund and Turbo Fund UGP is the general partner of Turbo Fund DGP. Hybrid Fund DGP is the general partner of Hybrid Fund and Hybrid Fund UGP is the general partner of Hybrid Fund DGP. Chao and Krikorian are the directors of each of Hybrid Fund UGP and Turbo Fund UGP (collectively, the “Directors”). The principal business office of the Reporting Persons is 2420 Sand Hill Road, Suite 200, Menlo Park, California 94025.

(d) None of the Reporting Persons, individually or collectively, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b) Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

CUSIP NO. 16954L105	13D	Page 12 of 14

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Ordinary Shares or ADSs of the Company during the past 60 days.

CUSIP NO. 16954L105	13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2020

DCM Ventures China Turbo Fund, L.P.

By:	DCM Turbo Fund Investment Management, L.P.
Its General Partner

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Ventures China Turbo Affiliates Fund, L.P.

By:	DCM Turbo Fund Investment Management, L.P.
Its General Partner

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By:	DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM Turbo Fund International, Ltd.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

CUSIP NO. 16954L105	13D	Page 14 of 14

DCM HYBRID RMB FUND, L.P.

By:	DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By:	DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By:	DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

K. David Chao

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

JASON KRIKORIAN

By:	/s/ Matthew C. Bonner
Matthew C. Bonner, Attorney-In-Fact*

* Signed pursuant to a Power of Attorney already on file with the appropriate agencies.